205317

02012123

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4
to
ANNUAL REPORT
of

FEDERATIVE REPUBLIC OF BRAZIL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2000

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

Rubens A. Barbosa
Ambassador of Brazil
Embassy of Brazil
3006 Massachusetts Avenue, N.W.
Washington, D.C. 20008

* The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

The sole purpose of this Amendment is to file with the Commission (i) the legal opinions included as Exhibits I and J hereof in accordance with the Registrant's undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the *Procuradoria-Geral da Fazenda Nacional*) in connection with any issue of securities under the Registration Statement and (ii) a description of certain recent developments with respect to the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasilia, Brazil on the 7th day of March, 2002.

FEDERATIVE REPUBLIC OF BRAZIL

By: ____________________
Daniel Rodrigues Alves
Deputy Attorney General of the National
Treasury of Brazil

EXHIBIT INDEX

* Previously filed.

EXHIBIT I

ARNOLD & PORTER

212.715.1000
212.715.1399 Fax

34th Floor
399 Park Avenue
New York, NY 10022-4690

March 7, 2002

Minister of Finance
Ministry of Finance
Federative Republic of Brazil
Esplanada dos Ministérios
Bloco P
70048-900, Brasília-DF
BRAZIL

Ladies and Gentlemen:

We have acted as special United States counsel for the Federative Republic of Brazil ("Brazil") in connection with (i) the preparation of (a) the registration statement under Schedule B, Registration No. 333-81140 (the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), pursuant to which Brazil has registered up to $6,000,000,000 aggregate principal amount of its debt securities and warrants to be offered and sold from time to time as set forth in supplements to the Prospectus contained in the Registration Statement and (b) the Prospectus forming a part of the Registration Statement and the Prospectus Supplement dated March 5, 2002 relating to the issuance by Brazil of its 11½% U.S. Dollar-Denominated Global Bonds Due 2008 (the "Global Bonds") and (ii) the transactions contemplated by the Underwriting Agreement (the "Underwriting Agreement") dated March 5, 2002 among Brazil, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. We are familiar with the form of the Fiscal Agency Agreement, including the forms of Note attached thereto (the "Fiscal Agency Agreement"), and the form of Underwriting Agreement previously filed as part of Brazil's Registration Statement on Schedule B (Registration No. 333-6682) and made a part of the Registration Statement. We have also reviewed Amendment No. 4 to Brazil's Annual Report on Form 18-K/A for the fiscal year ended December 31, 2000 (the "Amendment") filed with the Commission under the Securities Exchange Act of 1934, as amended. The Underwriting Agreement and the Fiscal Agency Agreement are collectively defined herein as the "Agreements".

In rendering the opinion expressed below, we have examined such certificates of public officials, government documents and records and other certificates and instruments furnished to us, and have made such other investigations, as we have deemed necessary in connection with the opinion set forth herein. Furthermore, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the authority of Brazil to enter into the Agreements and cause the issuance of the Global Bonds, and the conformity to authentic originals of all documents submitted to us as copies. As to any document originally prepared in any language other than English and submitted to us in translation, we have assumed the accuracy of the English translation.

This opinion is limited to the federal laws of the United States and the laws of the State of New York, and we do not express any opinion herein concerning the laws of any other jurisdiction. Insofar as the opinion set forth herein relates to matters of the laws of Brazil, we have relied upon the opinion of Daniel Rodrigues Alves, the Deputy Attorney General of the National Treasury of the Ministry of Finance of the Federative Republic of Brazil, a copy of which is being filed as Exhibit J to the Amendment, and our opinion herein is subject to any and all exceptions and reservations set forth therein.

Based upon and subject to the foregoing and assuming the due authorization of the Global Bonds by Brazil, we are of the opinion that when the Global Bonds have been duly authorized, issued, and executed by Brazil and authenticated, delivered, and paid for as contemplated by the Agreements, the Prospectus and any amendment and supplement thereto, the Global Bonds will constitute valid and binding obligations of Brazil under the laws of the State of New York.

We hereby consent to the filing of this opinion as Exhibit I to the Amendment and to the reference to this firm under the heading "Validity of the Securities" in the Registration Statement. In giving the foregoing consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

Arnold & Porter

EXHIBIT J

March 7, 2002

Minister of Finance
Ministry of Finance
Federative Republic of Brazil
Esplanada dos Ministérios
Bloco P
70048-900, Brasília-DF
BRAZIL

Re: Federative Republic of Brazil
Registration Statement No. 333-81140

Ladies and Gentlemen:

I, a duly authorized Deputy Attorney General of the National Treasury of the Ministry of Finance of the Federative Republic of Brazil ("Brazil"), have reviewed the above-referenced Registration Statement (the "Registration Statement"), including the Prospectus, the Prospectus Supplement dated March 5, 2002 constituting a part thereof, the form of the Fiscal Agency Agreement, including the form of Note attached thereto (the "Fiscal Agency Agreement") previously filed as part of Brazil's Registration Statement on Schedule B (Registration No. 333-6682) and made a part of the Registration Statement, and the Underwriting Agreement dated March 5, 2002 (the "Underwriting Agreement") among Brazil, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (together, the "Underwriters"), pursuant to which Brazil proposes to issue its 11½% U.S. Dollar-Denominated Global Bonds due 2008 (the "Global Bonds").

The issuance of the Global Bonds has been authorized pursuant to Resolution No. 69 of the Federal Senate of Brazil dated September 12, 1996 and Resolution No. 57 dated November 10, 1995 of the Federal Senate of Brazil, as amended by Resolution No. 51 dated June 10, 1997 of the Federal Senate of Brazil, Resolution No. 23 dated June 29, 1999 of the Federal Senate of Brazil and Resolution No. 74 dated December 19, 2000 of the Federal Senate of Brazil.

It is my opinion that the Global Bonds have been duly authorized, and when executed and delivered by Brazil and authenticated pursuant to the Fiscal Agency Agreement and delivered pursuant to the Underwriting Agreement, the Prospectus (including, without limitation, the Prospectus Supplement) and any amendment or supplement thereto, the Global Bonds will constitute valid and legally binding direct and unconditional obligations of Brazil under the present laws of Brazil.

I hereby consent to the filing of this opinion as Exhibit J to Amendment No. 4 to the Annual Report of Brazil on Form 18-K/A for the fiscal year ended December 31, 2000. In giving the foregoing consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

Daniel Rodrigues Alves
Deputy Attorney General of the National
Treasury of Brazil

EXHIBIT K

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil's annual report for 2000 on Form 18-K filed with the SEC on September 28, 2001, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

Recent Economic Developments

The Republic of Argentina announced in December 2001 and January 2002 that it would be suspending payments in respect of certain of its public external debt and modifying its exchange rate system. In recent years, adverse trends in countries with emerging economies have, in some cases, led to declines in lending to and foreign investment in other such countries, and have had a material impact on the currencies and flows of such countries and the market for their securities. There can be no assurance that developments in Argentina will not have a similar effect on emerging economies such as Brazil's.

As previously disclosed, during 2001 concerns about the impact of the Government's energy conservation measures, the economic recession in the United States and its effect on the global economy and a possible Argentine devaluation or default drove down the value of the *real* against the U.S. dollar. Following terrorist attacks on the World Trade Center and the Pentagon in the United States on September 11, 2001, the *real*-U.S. dollar rate moved to a new low, reaching R$2.8007 to $1.00 on September 21, 2001. The *real* began to recover after October 11, 2001, reaching R$2.5287 to $1.00 on November 30, 2001 and R$2.3204 to $1.00 on December 31, 2001. Following further difficulties in Argentina in January 2002, and lower than expected trade flows, the *real* fell approximately 4.2% during that month to close at R$2.4183 to $1.00 on January 31, 2002, but subsequently recovered to close at R$2.3482 to $1.00 on February 28, 2002.

Argentina's economic situation might have had an impact on net foreign direct investment in Brazil, although it is very likely that other factors, such as the economic recession and terrorist attacks in the United States and concerns about the Government's energy conservation measures, had an impact as well. Brazil's foreign direct investment totaled approximately $22.6 billion in 2001 and approximately $32.8 billion in 2000. Excluding nonrecurring privatization revenues, net foreign direct investment totaled $21.6 billion in 2001 and $25.7 billion in 2000. Finally, Argentina's four-year recession has led to a decline in Brazil's exports to that country since 1998. However, Brazil has been able to develop other markets for its goods and ended 2001 with a trade surplus of approximately $2.6 billion.

On October 29, 2001, Brazil and the Republic of Poland reached an agreement for the repurchase by Poland of approximately $3.3 billion aggregate principal amount of Paris Club credits owing to Brazil for $2.5 billion in cash. The settlement for the repurchase occurred on November 13, 2001.

In November 2001, the Government announced that it would relax the electricity-rationing framework that it had put into effect earlier in the year. See "Introduction". Starting in December 2001, the power consumption reduction targets would drop from 20% to 12% in the Southeast and Central West, 17% in the Northeast and 5% in the North. The electricity rationing ended on January 1, 2002 in the North and on March 1, 2002 in the other regions of Brazil.

As previously disclosed, in 2001, Brazil negotiated a standby facility with the IMF in the amount of SDR 12.14 billion (approximately $15.2 billion) in support of the Government's economic program through December 2002. At the time the facility was established, Brazil made purchases totaling approximately $4.6 billion under the facility. On January 23, 2002, the IMF announced that it had completed its first review under the facility and that Brazil had satisfied the performance criteria that would permit Brazil to draw, if needed, the next installment of SDR 358.6 million (approximately $448 million). Brazil recently announced, however, that it intends to repay $2.5 billion of the amount outstanding under the facility.

Effective January 1, 2002, the Government deregulated the oil sector. The Government, among other things, eliminated price controls for gasoline, diesel oil and bottled gas, as well as certain subsidies for these products. The Government also instituted the Contribution on the Intervention in the Economic Domain (*Contribuição de Intervenção no Dominio Econômico*, or CIDE), a tax on the import and sale of petroleum, natural gas, ethyl alcohol and certain derivative products. CIDE revenues are to be used for the financing of environmental projects in the oil and gas industry, the financing of transport infrastructure projects and certain subsidies in the oil and gas sector. Gasoline prices fell 9.92% during the period from December 28, 2001 to January 28, 2002 in eleven major metropolitan regions.

Balance of Payments; Foreign Trade; International Reserves

Brazil registered a trade surplus of approximately $2.6 billion in 2001, versus a trade deficit of approximately $730 million in the previous year. The accumulated current account deficit stood at approximately $23.2 billion (4.6% of GDP) in 2001, versus an approximately $24.7 billion (4.2% of GDP) current account deficit in 2000. Brazil's capital and financial account registered a surplus of approximately $26.9 billion in 2001, resulting in a balance of payments surplus of approximately $3.3 billion, compared with a $2.3 billion balance of payments deficit in 2000.

In January 2002, Brazil registered a trade surplus of approximately $175 million, versus a trade deficit of approximately $478 million as of January 31, 2001. In January 2002, the accumulated current account deficit stood at approximately $1.1 billion, compared to a deficit of approximately $2.3 billion in January 2001. As of January 31, 2002, Brazil had a balance of payments surplus of approximately $506 million, compared with a $2.6 billion balance of payments surplus as of January 31, 2001.

Preliminary trade figures for February 2002 indicate that Brazil registered a trade surplus of $259 million during that month, based on exports totaling $3.7 billion and imports totaling $3.4 billion. The $434 million trade surplus for the first two months of 2002 is the highest registered in the first two months of any year since 1994. The trade surplus is due largely to a 30.4% increase in sales of manufactured goods.

Brazil's international reserves stood at $35.9 billion on December 31, 2001, $36.2 billion on January 31, 2002 and $35.9 billion on February 28, 2002.

Gross Domestic Product

Brazil's GDP grew by 1.51% in 2001, compared to a 4.36% increase in GDP in 2000. Agricultural production increased 5.11% in 2001, followed by the services and industrial sectors with 2.52% and 0.58% growth, respectively. After rising 4.33% during the first quarter of 2001, the Brazilian economy slowed sharply during the second and third quarters of 2001, however, as GDP growth fell to 2.07% and 0.50%, respectively, relative to the corresponding periods in the previous year. In the fourth quarter of 2001, GDP declined by 0.69%, relative to the corresponding period in the previous year. Among the factors responsible for the reduction in GDP growth were higher interest rates, the institution of energy rationing and continuing concerns about Argentina.

Prices

The inflation rate (as measured by GPI-DS) rose 10.40% in 2001, versus a rise of 9.81% in 2000. The inflation rate (as measured by GPI-DS) rose 0.19% in January 2002, yielding an increase of 10.06% for the twelve months ended January 31, 2002. The broad consumer index (IPCA) rose 7.67% in 2001, compared with 5.97% in 2000. The broad consumer rate index (IPCA) rose 0.52% in January 2002, yielding an increase of 7.62% for the twelve months ended January 31, 2002.

Foreign Exchange

The *real*-dollar exchange rate (sell side), as published by the Central Bank, was R$2.5287 to $1.00 on November 30, 2001, R$2.3204 on December 31, 2001, R$2.4183 to $1.00 on January 31, 2002 and R$2.3482 to $1.00 on February 28, 2002.

Unemployment

The unemployment rate stood at 6.8% in January 2002, up from 5.7% in January 2001.

Foreign Investment

Net foreign direct investment totaled approximately $22.6 billion in 2001, compared with approximately $32.8 billion of such investment registered in 2000. Excluding nonrecurring privatization revenues, net foreign direct investment totaled $25.7 billion in 2000 and $21.6 billion in 2001.

In January 2002, net foreign direct investment totaled approximately $1.5 billion, compared with approximately $1.6 billion of such investment registered in January 2001.

Privatization Program

On November 8, 2001, the State of Paraíba sold its former State bank, *Banco do Estado da Paraiba S.A.* (Paraiban) to ABN Amro for R$79 million, representing a 57% premium over the minimum sale price.

On December 3, 2001, the federal Government sold a controlling interest in *Banco do Estado de Goias S.A.* (BEG), the former State bank of Goias, for R$665 million, representing a 21.15% premium over the minimum sale price. The BEG privatization was the first within the scope of the Support Program for the Reduction of the State Public Sector in Banking Activity (PROES).

In another bank privatization, the federal Government sold a controlling interest in *Banco do Estado do Amazonas S.A.* (BEA), the former State bank of Amazonas, for R$182.9 million, the minimum sale price. The purchaser was Banco Bradesco S.A. Settlement for the sale occurred on January 29, 2002.

On February 5, 2002, *Banco Nacional de Desenvolvimento Economico e Social* (BNDES), the manager of Brazil's privatization program, announced that registration statements had been filed with the *Comissão de Valores Mobiliários* (CVM) and the U.S. Securities and Exchange Commission in connection with an intended sale by BNDES and Brazil of 78,787,838 shares of common stock of Companhia Vale do Rio Doce, a large Brazilian mining company.

Financial System

On November 1, 2001, Vice President Marco Maciel approved the Limited-Liability Corporation Law, which is intended to promote investment in the domestic capital markets by affording additional protections to minority shareholders. See "The Financial System—Securities Markets". The law also grants greater autonomy and new powers to the CVM. The new law went into effect on March 1, 2002.

Monetary Policy

On February 20, 2002, the Central Bank reduced the *Over/Selic* rate target to 18.75% from 19%.

Public Finance

Brazil's accumulated consolidated public sector primary surplus in 2001 totaled R$43.7 billion (or 3.7% of GDP), which exceeded by approximately R$3.5 billion the 2001 performance criterion specified in Brazil's August 23, 2001 letter of intent with the IMF. The accumulated consolidated public sector nominal deficit in 2001 totaled $42.8 billion (or 3.6% of GDP), compared with the approximately $39.8 billion accumulated nominal deficit for 2000.

As of January 31, 2002, Brazil's accumulated consolidated public sector primary surplus was $43.5 billion. The accumulated consolidated public sector nominal deficit was $42.7 billion as of January 31, 2002.

On February 7, 2002, the federal Government issued Decree No. 4,120, which, among other things, reduced budgeted expenditures to R$283.8 billion from R$292.3 billion. Estimated revenues were also reduced by R$7.2 billion (to R$313.5 billion from R$320.7 billion) in light of a revised forecast of GDP growth for 2002 (to 2.5% from 3.5%). The reduction in expenditures is intended to permit the central Government to achieve a primary surplus of 2.24% of GDP in 2002.

Public Debt

Brazil's net public sector debt stood at R$660.9 billion (or 53.4% of GDP) on December 31, 2001, up from R$563.2 billion (or 49.4% of GDP) on December 31, 2000. The interest expense in respect of Brazil's public sector debt during 2001 represented 7.3% of GDP. Brazil's consolidated net public sector external debt stood at R$130.8 billion on December 31, 2001.

On January 31, 2002, Brazil's net public sector debt stood at R$685.3 billion (or 55.2% of GDP). The interest expense in respect of Brazil's public sector debt in January 2002 represented 7.8% of GDP. On January 31, 2002, Brazil's consolidated net public sector external debt was R$137.9 billion.

On January 31, 2002, Brazil's U.S. dollar-indexed domestic securities debt totaled approximately R$186.7 billion (29.4% of all federal debt securities), an increase from approximately R$115.4 billion (22.5% of all federal debt securities) of such securities on January 31, 2001.

Since 1994, debt management policy has aimed at, among other things, lengthening the maturity of domestic public debt. In January 2002, the average tenor of Brazil's domestic debt securities was 35.61 months, an increase from the average tenor of 34.97 months in December 2001 and 27.13 months in December 1999.

On January 11, 2002, Brazil completed an offering of $1.25 billion aggregate principal amount of its 11% U.S. Dollar-Denominated Global Bonds due 2012.

Brazil has signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, $1,250,000,000 aggregate principal amount of its 11½% U.S. Dollar-Denominated Global Bonds due 2008. The settlement is expected to occur on March 12, 2002.